UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Translation of registrant’s name into English)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on December 5, 2025, The GrowHub Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq” or the “Exchange”) notifying the Company that the minimum bid price per share of its Class A ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq had provided the Company with an 180 calendar days compliance period, or until June 1, 2026, in which to regain compliance with Nasdaq’s minimum bid price requirement.

In addition, as previously disclosed on Form 6-K furnished to the SEC on May 28, 2026, the Company received written notification from Nasdaq dated May 26, 2026 indicating that, based on the reported stockholders’ equity of $2,299,129 of the Company as reported in its Form 20-F for the period ended December 31, 2025, filed with the Securities and Exchange Commission on May 15, 2026, the Company does not meet the minimum shareholders’ equity criteria of $2,500,000 in stockholders’ equity required under the Nasdaq Listing Rule 5550(b)(1) for continued listing.

On June 5, 2026, the Company received a Staff Determination Letter from the Listing Qualifications Department of Nasdaq, notifying the Company that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”).

The Company requested a hearing (the “Hearing”) to appeal the delisting process before the Panel. The Hearing was held on July 16, 2026, at which the Company’s management and outside counsel presented its compliance plan. On July 29, 2026, the Company received a letter (the “Decision Letter”) from Nasdaq, informing the Company that the Panel has determined to grant the Company an exception to complete its compliance plan and to continue its listing on Nasdaq subject to the conditions described in the Decision Letter.

As further disclosed on Form 6-K furnished to the SEC on July 15, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 14, 2026, by and among the Company, EnChem Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Target Shareholder”), and EnChem America, Inc., a Georgia privately-held corporation and wholly-owned subsidiary of the Target Shareholder (the “Target”). The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the Company will incorporate a wholly owned subsidiary in the State of Georgia, named “Merger Sub, Inc.” (the “Merger Sub”), and Merger Sub will merge with and into the Target, the separate corporate existence of Merger Sub will cease, and the Target will be the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). Upon the effective time of the Merger, all of the issued and outstanding equity of the Target shall be canceled in exchange for the right to receive 142,848,176 Company Class A ordinary shares, or such greater number of Company Class A ordinary shares as shall constitute eighty-five percent (85%) of the fully-diluted shares of the Company. In light of the degree to which ownership will change to the Target Shareholders, the Merger will constitute a change in control and require the new entity to meet Nasdaq’s initial listing standards.

According to the Decision Letter, the Panel determined to grant the Company an exception for continued listing on the Exchange subject to that, on or prior to December 2, 2026, the Company will demonstrate compliance with the initial Listing Rules of the Exchange.

The Decision Letter further provides that, during the exception period, the Company is required to promptly notify Nasdaq of any significant events that may affect the Company’s compliance with Nasdaq requirements or its ability to satisfy the terms of the exception granted. The Panel also reserved the right to reconsider the terms of the exception based on any event or circumstance that would, in the Panel’s opinion, make continued listing of the Company’s securities on the Exchange inadvisable or unwarranted. In addition, any compliance document will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Company has complied with the terms of the exception.

The Company continues to work toward closing the Merger within the timeframe presented to the Panel. The completion of the Merger remains subject to the satisfaction of certain closing conditions set forth in the Merger Agreement. There can be no assurance that the Merger will be completed by December 2, 2026 or at all, or that the Company will ultimately regain compliance during the exception period or maintain compliance with other Nasdaq continued listing requirements.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether to the Company will be able to negotiate and enter into the definitive agreements with respect to the Merger, whether all conditions precedent in such definitive agreements will be satisfied, whether the closing of such transaction will occur and whether the Company will achieve its goals. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed or furnished by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2026	THE GROWHUB LIMITED

	By:	/s/ Chan Choon Yew Lester
Chan Choon Yew Lester
Chief Executive Officer
(Principal Executive Officer)